Exhibit 21

Subsidiaries of the Registrant

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION/FORMATION	NAME UNDER WHICH IT DOES BUSINESS

SecureAlert Chile SpA	Republic of Chile	Track Group Chile SpA
SecureAlert Monitoring, Inc.	State of Utah	Track Group, Inc.
International Surveillance Services Corp.	Puerto Rico	Track Group Puerto Rico
Emerge Monitoring, Inc.	Florida	Track Group Americas
G2Research	Canada	Track Group Analytics
GPS Global	Israel	Track Group International